Exhibit 99.3

DLA Piper (Canada) LLP Suite 6000, 1 First Canadian Place PO Box 367, 100 King St W Toronto ON M5X 1E2 www.dlapiper.com DLA Piper (Canada) LLP T 416.365.3500 F 416.365.7886

June 16, 2020

We hereby consent to the references to our name under the headings “Interests of Experts” and “Enforceability of Civil Liabilities”, and to the reference to our statements under the heading “Eligibility for Investment”, in the prospectus supplement dated June 16, 2020 forming a part of the Registration Statement on Form F-10 of HEXO Corp. filed on December 20, 2018.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ DLA Piper (Canada) LLP

DLA Piper (Canada) LLP